JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CL[redacted]
TELEPHONE: 216-586-3939 • FACSIM

RECEIVED
2004 DEC -2 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046396

(216) 586-7314
kjcorrigan@jonesday.com

412523:cr:1144314
930210-005011

File No. 82-3349

November 30, 2004

VIA HAND DELIVERY

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 12/2

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)

Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	14:17 16-Nov-04
Number	2907F

bespak

RNS Number:2907F
Bespak PLC
16 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Martin P Hopcroft

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

7) Number of shares/amount of stock acquired: 2,000

8) Percentage of issued class: 0.00746

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: Ordinary shares of 10p per share

12) Price per share: £4.76

13) Date of transaction: 16 November 2004

14) Date company informed: 16 November 2004

15) Total holding following this notification: 3,641

16) Total percentage holding of issued class following this notification: 0.0136

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 16 November 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

bespak

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	16:15 03-Nov-04
Number	8314E

RNS Number:8314E
Bespak PLC
03 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: UBS AG (acting through UBS Global Asset Management Life Ltd)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them: Not stated

5) Number of shares/amount of stock acquired: Not stated

6) Percentage of issued class: N/A

7) Number of shares/amount of stock disposed: Not stated

8) Percentage of issued class: N/A

9) Class of security: Ordinary

10) Date of transaction: Not stated

11) Date company informed: 3 November 2004

12) Total holding following this notification: 812,276

13) Total percentage holding of issued class following this notification: 3.03

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification: 3 November 2004

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	15:00 01-Nov-04
Number	7012E

bespak

Embargoed for release at 15:00 1 November 2004

Bespak plc
Trading update and growth strategy

Bespak plc (LSE: BPK), Bespak, a leader in specialty medical devices, is today pleased to announce that trading in the first half is in line with expectations. The Group also announces that it is to close its manufacturing facility in Cary, North Carolina, USA, where it manufactures drug delivery devices for pharmaceutical customers. Bespak will be working with customers to ensure the transfer of certain production to its plants in the UK during the first half of calendar year 2005.

The Group also expands on its growth strategy, which includes potential acquisitions of specialty medical device companies.

On-Track First Half

First half trading is on track and the core Respiratory and UK Device & Manufacturing Services businesses are meeting expectations. There is no further news about the European launch of Pfizer's Exubera inhaled insulin, for which Bespak is a manufacturer of the inhalation device in partnership with Nektar Therapeutics. Nevertheless, the Group anticipates that operating profit for the first half (before exceptional items associated with the Cary closure) will be in line with expectations.

Cary Closure

After an extensive review the Board has concluded that the manufacturing facility at Cary should be closed and certain production transferred to the Group's facilities in King's Lynn and Milton Keynes. The Group expects to incur an impairment provision associated with Cary assets of £4 million in its first half results and £2 million of exceptional cash costs for the period that Cary remains operational. The closure of Cary is expected to improve Bespak's on-going operating profit by £0.7 million annually.

Bespak's sales to the USA were £26 million last year, of which £10 million represented products produced in Cary. The other £16 million are sales of respiratory products supplied from the UK and sold by the Group's US commercial function, which will be unaffected by the closure.

Growth Strategy

Following a detailed review of operations, the Board sees significant opportunities for Bespak to capitalise on its leading position as a manufacturer of speciality medical devices.

The principal objective is to build a strong and consistent sales and earnings track record through a combination of growth from the Group's existing operations and selective acquisitions that either infill current operations or take the Group into new, but related, product areas. The acquisition of businesses which manufacture speciality devices and other products specified by clinicians will reduce Bespak's current reliance on components sold to pharmaceutical companies, which often entail lengthy development programmes. Bespak anticipates that any acquisitions will initially be financed from the Group's cash resources.

The Board believes that Bespak can secure a very strong position in pMDI valves through the application of further resources to its research and development programmes and aims to develop several new valve platforms by 2006 as well as to grow the business internationally. The development of other speciality respiratory delivery devices is also a priority. The Board aims to capitalise on past successes in Device & Manufacturing Services by adding new

programmes each year and by developing Bespak's capabilities in designing for Six Sigma.

Mark Throdahl, Chief Executive of Bespak, commented: "I am pleased that Bespak is performing well. Our decision to close Cary comes as a result of consistent under performance together with the increasingly competitive nature of the US contract manufacturing market. The closure of Cary will create financial benefits for Bespak beginning in the next financial year. We also plan to diversify Bespak by acquiring specialty medical businesses that play to our strengths and enable us to develop a more consistent growth profile."

Bespak will report its interim results on Wednesday 19 January 2005.

Analyst briefing / teleconference for analysts

A telephone conference for analysts, to discuss the above statement, will be held at 15:30 (GMT) today. Interested analysts should contact Buchanan Communications for dial-in details. Mark Throdahl, CEO, and Martin Hopcroft, Group FD, will host the call and afterwards will be available for questions.

For further information, please contact:

BESPAK plc	**Tel: +44 (0) 1908 525 241**
Mark Throdahl – Chief Executive	
Martin Hopcroft – Group Finance Director	
BUCHANAN COMMUNICATIONS	**Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson	

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

END

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Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	09:44 25-Oct-04
Number	4185E

RNS Number:4185E
Bespak PLC
25 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 229,819 (material)

Chase GA Group Nominees Limited - 1,313,353 (material)

CUIM Nominee Limited - 337,774 (material)

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 50,000

8) Percentage of issued class: 0.187

9) Class of security: Ordinary

10) Date of transaction: 21 October 2004

11) Date company informed: 25 October 2004

12) Total holding following this notification: 1,880,946

13) Total percentage holding of issued class following this notification: 7.02

14) Any additional information: Total shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 25 October 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Regulatory Announcement

bespak

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	08:54 25-Oct-04
Number	4166E

RNS Number:4166E
Bespak PLC
25 October 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 25 October 2003 to 25 October 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 43,422

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: 43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	15:49 22-Oct-04
Number	3981E

RNS Number:3981E
Bespak PLC
22 October 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 23 April 2003 to 22 October 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 50,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	15:46 22-Oct-04
Number	3970E

RNS Number:3970E
Bespak PLC
22 October 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1986 Executive Share Option Scheme

3. Period of return: From 22 April 2003 to 22 October 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 15,000

5. Number of shares issued/allotted under scheme during period: 15,000

6. Balance under scheme not yet issued/allotted at end of period: NIL

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 450,000 Ordinary on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at http://www.bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Bespak PLC
TIDM	BPK
Headline	Appointment of Broker
Released	07:00 29-Sep-04
Number	4534D

For immediate release 29 September 2004

Bespak plc

Appointment of Broker

Bespak plc (LSE: BPK), the specialty medical devices company, announces that it has appointed Investec Bank (UK) Limited as its broker with immediate effect.

For further information, please contact:

BESPAK plc **Tel: +44 (0) 1908 525 241**

Mark Throdahl – Chief Executive

Martin Hopcroft – Group Finance Director

BUCHANAN COMMUNICATIONS **Tel: +44 (0) 20 7466 5000**

Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. Bespak is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

END

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:17 27-Sep-04
Number	3549D

RNS Number:3549D
Bespak PLC
27 September 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 27 March 2004 to 27 September 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 400,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Bespak PLC
TIDM	BPK
Headline	Result of AGM
Released	16:10 09-Sep-04
Number	8042C

RNS Number:8042C
Bespak PLC
09 September 2004

Bespak plc Annual General Meeting

The Annual General Meeting of Bespak plc (the "Company") was held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Thursday, 9 September 2004.

The results of the polls on all resolutions were as follows:

RESOLUTION		DISCRETION TO CHAIRMAN	WITHELD	FOR	AGAINST
1.	To accept the accounts for the 52 weeks ended 1 May 2004	601,117	497,839	17,886,404	255
2.	To declare the final dividend	601,117	53,217	18,331,238	43
3.	To re-elect Sir John Chisholm as a director	601,117	69,459	18,311,629	3,410
4.	To re-elect Mr Mark Throdahl as a director	601,117	53,829	18,323,846	6,823
5.	To elect Mr John Robinson as a director	601,230	53,217	18,328,840	2,328
6.	To approve the Remuneration Report	601,729	1,382,201	16,450,960	550,725
7.	To re-appoint the auditors and authorise the directors to determine their remuneration	612,856	53,217	18,319,030	512
8.	To renew authority to allot shares under s80 of the Companies Act 1985	601,729	53,878	18,144,147	185,861
9.	To renew authority to disapply statutory pre-emption rights	606,155	54,968	18,313,687	10,805
10.	To renew authority for Company to purchase its own shares	606,155	54,968	18,323,776	716

Accordingly resolutions 1 to 8 were passed as ordinary resolutions and resolutions 9 and 10 were passed as special resolutions.

A L Scott
Company Secretary

END

Company	Bespak PLC
TIDM	BPK
Headline	AGM Statement
Released	14:56 09-Sep-04
Number	7969C

bespak

For immediate release 9 September 2004

Bespak plc

ANNUAL GENERAL MEETING

The Annual General Meeting of Bespak plc (LSE: BPK), the specialty medical devices company, was held today, at which all of the resolutions put before the meeting were passed.

During the meeting the Chairman, John Robinson, made the following statement:

"As you have seen from our 2004 report and accounts, Bespak's performance last year exceeded our expectations. Sales of products and services increased marginally, while operational improvements and completion of a restructuring programme announced in April 2003 produced a 174 per cent increase in profit before tax and exceptionals. There was a corresponding increase in earnings per share.

"Bespak's operating cashflow increased by 344 per cent, reflecting improved profitability, and we finished the year with net cash of £12.3 million.

"We are off to a good start in the first quarter of the current financial year and performance has been tracking our plan, giving us confidence in our outlook.

"With the turnaround accomplished, we are turning our attention to a growth agenda. Our two, highly cash generative core businesses - Respiratory and Device & Manufacturing Services - support major drug franchises and include new technologies such as the delivery of insulin via inhalation. In addition, through the carefully selected acquisition of specialty medical device businesses, we intend to provide further sources of revenue growth from the sale of products to a broad customer base in the healthcare industry.

"I am encouraged by our growth prospects and, having joined as Chairman in January this year, am delighted to be part of Bespak and its future."

For further information please call:

Bespak plc

Mark Throdahl – Chief Executive **+44 (0) 20 1908 552 600**

Martin Hopcroft – Group Finance Director +44 (0) 20 1908 552 600

Buchanan Communications
Tim Thompson/Mark Court/Mary-Jane Johnson **+44 (0) 20 7466 5000**

Notes to editors

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. Bespak is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

END

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Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	16:42 09-Sep-04
Number	8062C

bespak

RNS Number:8062C
Bespak PLC
09 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Martin P Hopcroft

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Market purchase

7) Number of shares/amount of stock acquired: 1,000

8) Percentage of issued class: 0.00373

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: Ordinary

12) Price per share: £4.59

13) Date of transaction: 9 September 2004

14) Date company informed: 9 September 2004

15) Total holding following this notification: 1,641

16) Total percentage holding of issued class following this notification: 0.00612

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 9 September 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	12:13 13-Aug-04
Number	9457B

RNS Number:9457B
Bespak PLC
13 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Martin P Hopcroft

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Award of free Shares under the Bespak Share Incentive Plan

7) Number of shares/amount of stock acquired: 641

8) Percentage of issued class: 0.00239

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security: Ordinary

12) Price per share: Award price £4.675

13) Date of transaction: 13 August 2004

14) Date company informed: 13 August 2004

15) Total holding following this notification: 641

16) Total percentage holding of issued class following this notification:

0.00239

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 13 August 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Bespak PLC
TIDM	BPK
Headline	Annual Report and Accounts
Released	10:25 06-Aug-04
Number	7083B

RNS Number:7083B
Bespak PLC
06 August 2004

Publication of Bespak plc's 2004 Annual Report

Bespak plc issued its 2004 Annual Report and Accounts on 6 August 2004. A copy of the document together with the Company's Notice of Annual General Meeting, has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. +44 (0)20 7676 1000

A L Scott

Company Secretary

6 August 2004

END

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:12 28-Jul-04
Number	3007B

RNS Number:3007B
Bespak PLC
28 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Artemis Investment Management Limited and certain of its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder not disclosed.

Beneficial owner : Artemis UK Smaller Companies Fund - 1,050,287

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction: Not disclosed

11) Date company informed: 28 July 2004

12) Total holding following this notification 1,050,287

13) Total percentage holding of issued class following this notification: 3.92

14) Any additional information: Shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification 28 July 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:43 22-Jul-04
Number	1139B

RNS Number:1139B
Bespak PLC
22 July 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 23 January 2004 to 22 July 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone:01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	16:52 19-Jul-04
Number	0029B

RNS Number:0029B
Bespak PLC
19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: John Harris Robinson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director's spouse, Doreen Alice Robinson - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

R C Greig Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Market purchase

7) Number of shares/amount of stock acquired:

3,000 ordinary shares

8) Percentage of issued class:

0.011

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

£4.90 per share

13) Date of transaction:

19 July 2004

14) Date company informed:

19 July 2004

15) Total holding following this notification:

3,000 shares

16) Total percentage holding of issued class following this notification:

0.11

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: 19 July 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	10:41 16-Jul-04
Number	9204A

RNS Number:9204A
Bespak PLC
16 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Martin P Hopcroft

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security:

12) Price per share:

13) Date of transaction:

14) Date company informed:

15) Total holding following this notification:

16) Total percentage holding of issued class following this notification:

If a director has been granted options by the company please complete the following boxes

17) Date of grant: 12 July 2004

18) Period during which or date on which exercisable: 12 July 2007 - 12 July

2014 (39,000 options) and 12 July 2009 - 12 July 2014 (19,500 options)

19) Total amount paid (if any) for grant of the option: NIL

20) Description of shares or debentures involved: class, number: 58,500 ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: £5.09 per share

22) Total number of shares or debentures over which options held following this notification: 183,400

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 16 July 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	10:32 16-Jul-04
Number	9193A

RNS Number:9193A
Bespak PLC
16 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Mark C Throdahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security:

12) Price per share:

13) Date of transaction:

14) Date company informed:

15) Total holding following this notification:

16) Total percentage holding of issued class following this notification:

If a director has been granted options by the company please complete the following boxes

17) Date of grant: 12 July 2004

18) Period during which or date on which exercisable: 12 July 2007 - 12 July

2014 (68,000 options) and 12 July 2009 - 12 July 2014 (34,000 options)

19) Total amount paid (if any) for grant of the option: NIL

20) Description of shares or debentures involved: class, number: 102,000 ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: £5.09 per share

22) Total number of shares or debentures over which options held following this notification: 462,000

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 16 July 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Final Results
Released	07:00 07-Jul-04
Number	5705A

For immediate release **Wednesday 7 July 2004**

Bespak plc

Preliminary results for the 52 weeks to 1 May 2004

~ Financial performance ahead of expectations ~

Bespak (LSE: BPK), a leader in specialty medical devices, today announces its preliminary results for the 52 weeks to 1 May 2004.

HIGHLIGHTS

- Sales of products and services increased by 1% to £80.8m (2003: £79.9m) and, including sales of customer-funded tooling and equipment, turnover decreased by 6% to £83.2m (2003: £88.3m)

- Profit before tax and exceptionals was up 174% to £11.6m (2003: £4.2m) and, after exceptional costs of £2.5m arising from the restructuring (2003: £0.9m exceptional costs net of gain on sale of associate), profit before tax increased 177% to £9.1m (2003: £3.3m)

- Earnings per share before exceptionals increased by 176% to 31.7p (2003: 11.5p) and, after exceptional items, increased by 136% to 24.8p (2003: 10.5p)

- Operating cash flow was up 344% to £13.2m (2003: £3.0m)

- Net cash at year end of £12.3m (2003: £8.8m)

- Final dividend maintained at 12.1p per share (2003: 12.1p)

- Restructuring announced one year ago has been completed and cost savings have been achieved in line with previously indicated expectations

- Five year capital investment programme completed with opening of major respiratory valve facility in King's Lynn in October 2003

- In March 2004 Pfizer and Aventis announced the European filing for Exubera® inhaled insulin for which Bespak will manufacture the drug delivery device

Commenting on the results, Mark Throdahl, Bespak's Chief Executive, said:

"We did what we said we would do one year ago. We reversed the negative earnings performance in the preceding financial year while also progressing our long-term growth agenda. Profit before tax and exceptionals nearly tripled and operating cash flow quadrupled. Financial performance for last year was ahead of the Board's expectations, with strong performances from our Respiratory and Device & Manufacturing Services businesses."

For further information, please contact:

BESPAK plc **Tel: +44 (0) 1908 525 241**

Mark Throdahl – Chief Executive

Martin Hopcroft – Group Finance Director

BUCHANAN COMMUNICATIONS **Tel: +44 (0) 20 7466 5000**

Tim Thompson / Mark Court / Mary-Jane Johnson

BESPAK PLC

PRELIMINARY RESULTS FOR THE 52 WEEKS TO 1 MAY 2004

OVERVIEW

Sales of products and services increased by 1% to £80.8 million (2003: £79.9 million). Respiratory sales were driven by stronger-than-expected HFA valve demand in Europe and continuing CFC valve demand in the US. Our Device & Manufacturing Services business benefited from unusually strong demand for our major contract manufactured product, prior to normalisation of supply in the new financial year. Including sales of customer funded tooling and equipment, turnover decreased by 6% to £83.2m (2003: £88.3 million), reflecting the completion of major industrialisation projects.

Profit before tax and exceptionals increased by 174% to £11.6 million (2003: £4.2 million), exceeding the Board's expectations. This performance reflects the impact of the restructuring announced one year ago, which has been completed. The profit performance also reflects operational improvements from the many investments over the past few years in new plant and equipment. After exceptional items, profit before tax increased by 177% to £9.1m (2003: £3.3 million).

Exceptional operating expenses were £2.5 million this year and £4.8 million in total over the past two financial years, substantially less than previously indicated.

Earnings per share before exceptionals increased by 176% to 31.7p (2003: 11.5p). After exceptional items, earnings per share increased by 136% to 24.8p (2003: 10.5p).

Cash flow from operations increased by 344% to £13.2 million (2003: £3.0 million) because of improved profitability. The Group finished the year with net cash of £12.3 million (2003: £8.8 million), significantly exceeding our expectations because of lower-than-budgeted capital expenditure. The Group has taken a disciplined approach to capital management over the past year.

The Group's strong cash flow justifies maintaining the dividend, and therefore the Board has proposed a final dividend of 12.1p per share (2003: 12.1p), payable on 23 September 2004 to those on the shareholder register on 16 July 2004.

In January, Sir David Cooksey completed an eight-year tenure as Chairman, and it was with deep appreciation that the Board bid Sir David farewell.

Having achieved a performance that exceeded our plan in the year just ended, we remain confident in our future growth potential. We have established considerable momentum in the MDI valve market, where we are well positioned for share growth in the next few years. The Exubera® programme is moving toward regulatory approval and full-scale manufacturing, and our collaboration with Britannia to prevent surgical adhesions shows considerable long-term promise. The Board is confident in the longer term future, although its expectations are unchanged for next year.

OPERATING REVIEW

Last year was an encouraging period. The Group made satisfactory progress toward its goal of returning to historical levels of profitability. Our MDI valve business reflected the increased conversion from CFC to HFA formulations in Europe as well as continuing CFC demand in the US. We satisfied the exceptional demand for our major DMS product while reducing its cost considerably. We saw Pfizer and Aventis announce the regulatory filing for Exubera® inhaled insulin in Europe.

We completed a very significant restructuring programme that involved reducing the workforce by more than 130 positions. While this was difficult, it has made the Group more agile and responsive to customers. The restructuring also has not impeded the achievement of our operational objectives.

The Group completed a multi-year capital investment programme which made it possible to deliver an outstanding performance in our two UK manufacturing plants. To meet increasing regulatory requirements, we continued strengthening our quality systems, including those of our supply chain partners, many of whom have embraced continuous improvement programmes similar to our own.

We are very proud of all our employees, whose hard work and commitment made this performance possible.

Respiratory

Bespak designs, manufactures and sells MDI valves, actuators and accessories used to deliver respiratory drugs to the lung. In the past few years, this business has expanded to include systems to deliver systemic drugs to the bloodstream through the nasal cavity.

Sales increased by 5% to £37.2 million (2003: £35.4 million). Continuing conversion from CFC to HFA formulations in Europe generated strong HFA valve sales growth. HFA sales represented 39% of total valve sales (2003: 28%). We have also enjoyed strong sales of actuators. We won a significant number of new HFA valve development programmes during the last financial year. Bespak's valves continue to be used by the largest number of customers in the broadest array of HFA drug formulations, both in Europe and the US.

HFA conversions are driven by international agreements to reduce ozone depletion in the atmosphere by switching from CFC propellants to environmentally friendly HFA propellants. This conversion process opens up the CFC formulations at every pharmaceutical company to competition from all HFA valve suppliers, and the resultant sales volume shift is not a smooth unit-to-unit conversion. The CFC conversion in the US continues to be much slower than once expected. However, in June, the FDA announced that it will issue a final ruling by the summer of 2005 detailing the timing for the transition from CFC to HFA propellants for albuterol formulations in the US. It has been indicated that these formulations will be discontinued sometime between mid-2006 and late 2009.

In October, we opened a major valve plant expansion in King's Lynn, with state-of-the-art equipment and an innovative factory design. The facility has been audited by regulatory authorities and customers, and we believe it is now the most advanced in our industry. We have considerable capacity at this plant to accommodate market share expansion.

In April 2003, we terminated nasal formulation development work, but at that time we reiterated our commitment to develop novel nasal delivery devices, which play to the Group's strengths. We have made public our proprietary nasal targeting research which has stimulated interest from several customers. Additionally, we continue to develop a single-use dry powder nasal device as well as single- and multiple-use liquid nasal delivery devices.

Device & Manufacturing Services

Bespak provides device-related services to pharmaceutical and drug delivery companies. We can take customers' devices from concept development through to regulatory approval, supply chain management and full-scale manufacture. Our customers benefit because Bespak can design the device for efficient manufacturing and minimise the time from concept to market introduction. In most cases, Bespak offers its development services on a fee-for-service basis.

Sales were unchanged at £37.7 million (2003: £37.8 million), with price reductions offsetting unprecedented volumes of our major DMS product ahead of the approval of an additional supplier. This required 7-day, 24-hour operation of new manufacturing equipment in King's Lynn. Production has now been scaled back to normal capacity utilisation, as previously indicated. Demand for the leading drug associated with this device continues to grow significantly, and it is now among the top ten selling drugs in the world.

Working in close collaboration with Nektar Therapeutics of San Carlos, California, we have developed the manufacturing process for the inhaler device that will deliver the world's first inhaled insulin. Nektar is in a collaboration with Pfizer to develop the inhalation device and formulation process for Exubera®. Pfizer has also entered into an agreement with Aventis to co-develop, co-promote and co-manufacture Exubera®. In March 2004, Pfizer and Aventis announced the regulatory filing for Exubera® in Europe. A similar filing is anticipated in the US. Exubera® should benefit millions of diabetic patients around the world and, therefore, the delivery device for this drug has very significant potential to grow and broaden Bespak's revenue base.

As an extension to our customary DMS business model, in October we announced an agreement with Britannia Pharmaceuticals to develop a novel clinical approach to prevent the formation of surgical adhesions – serious post-surgical complications that in the US alone require nearly $2 billion in hospital and surgical costs to correct. Under the terms of a development agreement, Bespak will develop at its own expense the delivery device for Britannia's AdSurf®, which is now in Phase III clinical trials. Interim clinical trials data are anticipated shortly. We will together seek a licensing partner to manage world-wide sales of the product, and Bespak and Britannia will share in milestone payments and royalties from AdSurf® sales. Bespak may utilise this self-funded business model in future on high potential device programmes which do not compete with our other DMS products.

Consumer Dispensers

Bespak designs and manufactures customised spray pumps and closures for dispensing household products, toiletries and fragrances. As a result of weak demand from a number of customers, sales declined by 14% to £5.8 million (2003: £6.7 million).

Growth in this business relies on new products. We are encouraged by initial reactions to a new proprietary spray pump, which was launched in June. The new pump offers superior delivery performance on viscous formulations such as hair sprays. It has exceptional spray

characteristics, producing finer particles and a better plume shape than existing pumps. We also introduced new lotion pump actuator designs, which have also generated customer interest.

Acquisitions

Our strategic objective is to build a track record of consistent and accelerating sales and earnings growth while we broaden our customer and product base. We want to grow organically as well as by acquisitions that can take advantage of the Group's un-geared balance sheet and cash-generative businesses.

FINANCIAL REVIEW

Trading performance

Sales of products and services increased by 1% to £80.8 million (2003: £79.9 million), arising from growth in HFA valves in Respiratory and exceptional volumes offset by the full year impact of a price reduction on a major DMS product. Including sales of tooling and equipment that are customer-funded, turnover declined by 6% to £83.2 million (2003: £88.3 million).

The restructuring programmes were completed in the year and cost savings have been achieved in line with previously indicated expectations. The share of joint ventures and associates has declined as a result of the sale of an associate last year, whilst net interest income was similar to last year in view of the comparable level of net cash.

As a result, profit on ordinary activities before taxation and exceptional items increased by 174% to £11.6 million (2003: £4.2 million), which was ahead of the Board's expectations, with the profit margin increasing to 14% (2003: 5%). More notably, the performance last year follows a breakeven result in the second half of the prior year.

Exceptional operating expenses have been incurred on the restructuring to re-align the cost base with the activity levels. Over the past two financial years, total restructuring costs of £4.8 million have been incurred, which are well within expectations. By comparison, an exceptional gain was made on the sale of an associate in the prior year.

After exceptional items, profit on ordinary activities before taxation increased by 177% to £9.1 million (2003: £3.3 million).

Tax

The overall tax charge in the year of 27% has benefited from tax credits on research and development expenditure. The effective tax rate is expected to increase over time once accumulated tax losses in the US have been fully utilised.

Earnings per share

Basic earnings per share before exceptional items increased by 176% to 31.7p (2003: 11.5p). After exceptional items, basic earnings per share increased by 136% to 24.8p (2003: 10.5p).

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2003: 12.1p), such that the total dividend for the year amounts to 19.1p (2003: 19.1p). The final dividend will be paid on 23 September 2004 to shareholders on the register on 16 July 2004.

Cash flow

The net cash inflow from operating activities increased to £13.2 million (2003: £3.0 million), reflecting improved profitability offset by planned operational increases in working capital and increased outflows for exceptional operating expenses.

The net cash inflow before management of liquid resources and financing was £2.0 million (2003: £16.6 million outflow). The improvement reflects improved profitability and finalisation of significant capital expenditure programmes.

Net cash flow in the period is stated after the cash impact of current year and prior year exceptional operating expenses of £3.6m (2003: £0.7m).

Over the past few years, Bespak has undertaken and completed significant capital expenditure programmes and customer-funded projects. In the immediate future, capital expenditure is expected to be at or below depreciation, although there is always uncertainty over the timing of new projects.

Treasury

At the year end, the Group had net cash of £12.3 million (2003: £8.8 million), and un-drawn committed facilities of £11.7 million (2003: £4.2 million).

Transactions in foreign currencies are matched wherever possible and the net position is hedged using forward contracts. The treasury function does not operate as a profit centre and no speculative treasury transactions are undertaken.

A proportion of operating assets are denominated in US dollars, which are broadly matched by US dollar borrowings, thereby hedging the balance sheet exposure.

Last year, the average rate of exchange between sterling and the US dollar was 1.71 (2003: 1.56), whilst the year-end rate of exchange was 1.77 (2003: 1.60). Around 10% of the Group's sales from the UK are denominated in US dollars.

Pensions

Bespak operates a defined benefit pension scheme in the UK, which is closed to new members. The latest triennial actuarial valuation under SSAP 24 as at 30 April 2002 disclosed net assets of £17.0 million and a deficit of £4.0 million. After consultation, contributions by employees have been increased in order to eliminate the deficit over a 15-year period. Bespak continues to account for pensions under SSAP 24. The net deficit under FRS 17 was £8.9 million as at 1 May 2004. New employees are eligible to join a defined contribution pension scheme.

International Financial Reporting Standards

Preparations are in progress to implement the new international accounting standards, which are expected to be implemented for the first time in the year ending 29 April 2006. There are expected to be impacts from changes to the accounting including pension costs and share options.

OUTLOOK

We have had an encouraging recovery. Looking ahead, we expect continuing conversion from CFC to HFA valves in Respiratory, reduced volumes of a major product and reduced industrialisation income on Exubera® in DMS, and the launch of new products in Consumer Dispensers. Also, the results will benefit from the full year impact of cost savings arising from the restructuring together with operational improvements from past capital expenditure, as offset by the impact of a weaker US dollar. We continue to implement improvements in our US manufacturing operation, where our facilities remain under-utilised.

We are reassured by the significant growth prospects of our businesses with opportunities such as Exubera®. Having achieved performance that exceeded our plan in the year just ended, our expectations for next year are unchanged. We remain confident in our future growth potential and strong underlying cash generation.

Consolidated Profit and Loss Account

For the 52 weeks to 1 May 2004

	Note	**2004** Before exceptional items £000	**2004** Exceptional items £000	**2004** Total £000	2003 Total £000
Sales of products and services		**80,754**	-	**80,754**	79,887
Sales of tooling and equipment		**2,422**	-	**2,422**	8,423
Turnover	2	**83,176**	-	**83,176**	88,310
Operating expenses	3	**(71,986)**	**(2,465)**	**(74,451)**	(87,180)
Group operating profit	2	**11,190**	**(2,465)**	**8,725**	1,130
Share of joint ventures and associates		**(69)**	-	**(69)**	325
Total operating profit		**11,121**	**(2,465)**	**8,656**	1,455
Profit on sale of associate	3	-	-	-	1,439
Net interest receivable	4	**432**	-	**432**	391
Profit on ordinary activities		**11,553**	**(2,465)**	**9,088**	3,285

before taxation

Taxation	5	**(3,099)**	**611**	**(2,488)**	(499)
Profit for the financial period		**8,454**	**(1,854)**	**6,600**	2,786
Dividends	7			**(5,111)**	(5,071)
Retained profit/(loss)				**1,489**	(2,285)
Earnings per share – basic	6	31.7p	(6.9p)	**24.8p**	10.5p
Earnings per share – diluted	6	31.6p	(6.9p)	**24.7p**	10.5p
Dividends per share	7			**19.1p**	19.1p

Operating expenses for the 52 weeks to 3 May 2003 include £2,365,000 for exceptional operating expenses.

All amounts relate to continuing operations.

Consolidated Balance Sheet

At 1 May 2004

	Note	2004 £000	2003 £000
Fixed assets			
Tangible assets		**60,479**	64,132
Investments		**811**	1,397
		61,290	65,529
Current assets			
Stocks		**5,996**	3,514
Debtors		**10,615**	12,729
Short-term investments		**17,739**	16,365
Cash at bank and in hand		**2,231**	1,678
		36,581	34,286
Creditors: Amounts falling due within one year	8	**(22,692)**	(25,786)
Net current assets		**13,889**	8,500
Total assets less current liabilities		**75,179**	74,029
Creditors: Amounts falling due after more than one year	8	**(798)**	(731)
Provisions for liabilities and charges	9	**(6,130)**	(6,265)
Net assets		**68,251**	67,033
Capital and reserves			
Called up share capital		**2,681**	2,679

Share premium account	**23,052**	23,010
Profit and loss account	**42,518**	41,344
Equity shareholders' funds	**68,251**	67,033

Consolidated Cash Flow Statement

For the 52 weeks to 1 May 2004

	Note	2004 £000	2003 £000
Net cash inflow from operating activities	10	**13,215**	2,975
Dividends received from associates		**10**	9
Returns on investment and servicing of finance			
Interest received		**578**	866
Interest paid		**(204)**	(443)
		374	423
Taxation			
UK corporation tax paid		**(1,568)**	(2,088)
Overseas tax (paid)/refunded		**(25)**	41
		(1,593)	(2,047)
Capital expenditure and financial instruments			
Payments to acquire intangible fixed assets		**-**	(70)
Payments to acquire tangible fixed assets		**(5,017)**	(15,703)
Receipts from sales of tangible fixed assets		**30**	597
		(4,987)	(15,176)
Acquisitions and disposals			
Purchase of fixed asset investments		**(56)**	(122)
Sale of fixed asset investments		**128**	-
Receipts from sale of associate		**-**	2,379
		72	2,257
Equity dividends paid		**(5,086)**	(5,070)
Net cash inflow/(outflow) before management of liquid resources and financing		**2,005**	(16,629)
Management of liquid resources			
(Increase)/decrease in short-term investments		**(1,374)**	15,108
Financing			
Payment for shares		**766**	22
Net decrease in loans		**(1,754)**	(1,971)
Net cash outflow from financing		**(988)**	(1,949)

Decrease in net cash	**(357)**	(3,470)

Reconciliation of net cash flow to movement in net funds		
Net funds brought forward	**8,820**	24,768
Net cash inflow/(outflow) before management of liquid resources and financing	**2,005**	(16,629)
Payment for shares	**766**	22
Exchange movements on foreign currency net cash	**729**	659
Net funds carried forward	**12,320**	8,820

Statement of Total Recognised Gains and Losses

For the 52 weeks to 1 May 2004

	2004	2003
	£000	£000
Profit for the financial period	**6,600**	2,786
Exchange movements on foreign currency net investments	**(315)**	(415)
Total recognised gains and losses for the period	**6,285**	2,371

Reconciliation of Movements in Equity Shareholders' Funds

For the 52 weeks to 1 May 2004

	2004	2003
	£000	£000
Equity shareholders' funds brought forward	**67,033**	69,703
Profit for the financial period	**6,600**	2,786
Dividends	**(5,111)**	(5,071)
Exchange movements on foreign currency net investments	**(315)**	(415)
Movement relating to QUEST	**-**	8
Issue of ordinary share capital	**44**	22
Equity shareholders' funds carried forward	**68,251**	67,033

Notes to the Accounts

1. Basis of preparation and accounting policies

Based on audited accounts, the financial information set out in this announcement does not constitute the Company's statutory accounts for the 52 weeks to 1 May 2004 or the 52 weeks to 3 May 2003, but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered after the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or s237(3) Companies Act 1985.

The consolidated accounts include the accounts of Bespak plc and its subsidiary undertakings for the 52 weeks to 1 May 2004 (2003: 52 weeks to 3 May 2003).

The accounts are prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2. Segmental information

Turnover by business	2004 £000	2003 £000
Respiratory	**37,240**	35,409
Device & Manufacturing Services	**37,727**	37,751
Consumer Dispensers	**5,787**	6,727
Sales of products and services	**80,754**	79,887
Sales of tooling and equipment	**2,422**	8,423
	83,176	88,310

Turnover by destination	2004 £000	2003 £000
United Kingdom	**31,806**	37,017
United States of America	**26,019**	31,184
Europe	**18,619**	12,664
Rest of the World	**6,732**	7,445
	83,176	88,310

Turnover by origin	2004 £000	2003 £000
United Kingdom	**73,017**	78,224
United States of America	**17,833**	22,254
Total sales	**90,850**	100,478
Intra-group sales	**(7,674)**	(12,168)
	83,176	88,310

Notes to the Accounts

2. Segmental information (continued)

Group operating profit by origin	2004 £000	2003 £000
United Kingdom		
Group operating profit before exceptional operating expenses	**10,756**	4,058
Exceptional operating expenses	**(2,037)**	(2,208)

	8,719	1,850
United States of America		
Group operating loss before exceptional operating expenses	**434**	(563)
Exceptional operating expenses	**(428)**	(157)
	6	(720)
Group		
Group operating profit before exceptional operating expenses	**11,190**	3,495
Exceptional operating expenses	**(2,465)**	(2,365)
	8,725	1,130

Net operating assets by origin	**2004**	2003
		Re-presented
	£000	£000
United Kingdom	**57,504**	56,286
United States of America	**8,285**	10,752
Allocated net operating assets	**65,789**	67,038
Unallocated net assets/(liabilities)	**2,462**	(5)
Net assets	**68,251**	67,033

As at 3 May 2003, net operating assets by origin have been re-presented by exclusion of intra-group loans in order to reflect more fairly the net operating assets, with net operating assets in the United Kingdom increased, and in the United States of America reduced, by £4,993,000.

Exchange rates	**2004**	2003
Average rate of exchange US $: £1 Sterling	**1.71**	1.56
Closing rate of exchange US $: £1 Sterling	**1.77**	1.60

3. Exceptional items

	2004	2003
	£000	£000
Exceptional operating expenses	**(2,465)**	(2,365)
Profit on sale of associate	**-**	1,439
Exceptional items before taxation	**(2,465)**	(926)
Taxation	**611**	648
Exceptional items after taxation	**(1,854)**	(278)

The exceptional operating expenses comprise employee severance costs, curtailment of nasal formulation activities, and costs incurred with the profit forecast and bid approaches.

Notes to the Accounts

4. Net interest receivable

	2004	2003
	£000	£000
Interest receivable	**599**	871
Interest payable	**(167)**	(469)

Share of associates	-	(11)
	432	391

5. Taxation

	2004	2003
	£000	£000
Current taxation	**2,492**	6
Deferred taxation	**(4)**	327
Share of associates	**-**	166
	2,488	499

6. Earnings per share

	2004	2003
	£000	£000
Profit for the financial period before exceptional items	**8,454**	3,064
Exceptional items after taxation	**(1,854)**	(278)
Profit for the financial period	**6,600**	2,786
Weighted average number of shares in issue (shares)	**26,804,021**	26,790,505
Shares owned by Employee Share Ownership Trusts (shares)	**(156,045)**	(245,793)
Average number of shares in issue for basic earnings (shares)	**26,647,976**	26,544,712
Dilutive impact of share options outstanding (shares)	**136,407**	95
Diluted average number of shares in issue (shares)	**26,784,383**	26,544,807
Basic earnings per share before exceptional items (pence)	**31.7p**	11.5p
Basic loss per share on exceptional items (pence)	**(6.9p)**	(1.0p)
Basic earnings per share (pence)	**24.8p**	10.5p
Diluted earnings per share before exceptional items (pence)	**31.6p**	11.5p
Diluted loss per share on exceptional items (pence)	**(6.9p)**	(1.0p)
Diluted earnings per share (pence)	**24.7p**	10.5p

7. Dividends

	2004	2003
	£000	£000
Interim dividend paid of 7.0p per share (2003: 7.0p)	**1,874**	1,859
Final dividend proposed of 12.1p per share (2003: 12.1p per share)	**3,237**	3,212
	5,111	5,071

The record date for the proposed dividend is close of business on 16 July 2004.

Notes to the Accounts

8. Creditors

	2004	2003

	£000	£000
Amounts falling due within one year		
Loans falling due within one year	-	1,873
Bank overdrafts & loans – unsecured	**7,650**	7,350
Proposed dividend	**3,237**	3,212
Corporate taxation	**1,316**	761
Other creditors	**10,489**	12,590
	22,692	25,786
Amounts falling due after more than one year		
Other creditors	**798**	731
	798	731

9. Provisions for liabilities and charges

	2004	2003
	£000	£000
Deferred taxation	**5,723**	5,727
Post retirement benefits	**407**	538
	6,130	6,265

10. Cash flow from operating activities

	2004	2003
	£000	£000
Group operating profit	**8,725**	1,130
Depreciation	**7,608**	7,116
Amortisation of intangible fixed assets	-	507
(Decrease)/increase in amount provided against investment in own shares	**(230)**	264
Amount provided on revaluation of fixed asset investments	**(80)**	78
Loss on sale of tangible fixed assets	**65**	484
Increase in stocks	**(2,580)**	(187)
Decrease/(increase) in debtors	**1,528**	(2,655)
Decrease in creditors	**(1,719)**	(3,998)
(Decrease)/increase in provisions	**(102)**	236
Net cash inflow from operating activities	**13,215**	2,975

Operating cash flow in the 52 weeks to 1 May 2004 includes an outflow of £2,419,000 relating to exceptional operating expenses in the 52 weeks to 1 May 2004 and an outflow of £1,196,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

Operating cash flow in the 52 weeks to 3 May 2003 includes an outflow of £725,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

Notes to the Accounts

11. Reconciliation of net cash flow to movement in net funds

	4 May	Cash	Exchange	**1 May**
	2003	flow	Movements	**2004**
	£000	£000	£000	**£000**

Cash at bank and in hand	1,678	610	(57)	**2,231**
Overdrafts and short-term loans	(7,350)	(967)	667	**(7,650)**
Net overdrafts and short-term loans	(5,672)	(357)	610	**(5,419)**
Loans and leasing obligations	(1,873)	1,754	119	**-**
Short-term investments	16,365	1,374	-	**17,739**
Net funds	8,820	2,771	729	**12,320**
Financing items included in cash flow movements				
Payment for shares		(766)		
Net cash inflow before management of liquid resources and financing		**2,005**		

END

Close

Company	Bespak PLC
TIDM	BPK
Headline	New Developmet Programme
Released	07:00 01-Jul-04
Number	3499A

RNS Number:3499A
Bespak PLC
1 July 2004

For Immediate Release 01 July 2004

Bespak plc

Signs Key New Development Programme with Innovata Biomed

Bespak plc (LSE: BPK), an innovator in drug delivery, is pleased to announce that it has signed a key new development agreement with Innovata Biomed Ltd (IB) a leading provider of inhalation technology, the respiratory division of ML Laboratories PLC, which supplies inhaled drug delivery technologies to the pharmaceutical industry.

Under the terms of this agreement Bespak will develop IB's novel new C200 multi-dose dry powder inhaler device for the delivery of combination drug therapies for diseases such as asthma. Bespak will also supply IB with clinical trial quantities of devices.

In a separate announcement issued last week ML Laboratories disclosed that IB has entered into an exclusive multi-million pound licence agreement with an undisclosed major global pharmaceutical group to market and distribute the new C200 inhaler in Europe.

Commenting on this agreement, Mark Throdahl, Bespak's Chief Executive, said: "We are delighted that IB has selected Bespak as its development partner. This agreement further highlights Bespak's strength and expertise in the field of respiratory drug delivery devices. We look forward to progressing this collaboration."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 1908 552 600
Martin Hopcroft - Group Finance Director +44 (0) 1908 552 600

Buchanan Communications
Tim Thompson/Mark Court/Mary-Jane Johnson +44 (0) 20 7466 5000

Notes to editors

About Bespak plc

Bespak is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also

develops and manufactures drug

delivery devices for leading global pharmaceutical companies. The group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. Bespak is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About ML Laboratories plc

ML is a pharmaceutical product development company with a track record of successful clinical development, regulatory approval and licensing of pharmaceutical products and which has a pipeline of future products targeted at specialist markets. ML's activities are supported by a growing income stream from marketed products it has successfully developed and licensed to other pharmaceutical companies, which include Baxter, Shire, Celltech, Otsuka and Pliva.

New therapeutic products in clinical development include a phosphate binder to assist the management of kidney failure, treatments for prostate cancer and skin cancer, a preventative of sexually transmitted infections, including HIV, and a pain management compound. ML's technologies include unique mechanisms for use in the discovery and manufacture of biotechnology products. In addition ML provides inhaled drug delivery solutions to the global pharmaceutical industry through its dedicated respiratory subsidiary Innovata Biomed (IB).

About Innovata Biomed Ltd

IB is a leading independent provider of inhaled drug delivery technologies to the pharmaceutical industry. IB's proven delivery technologies are available for proof of principle testing and as "fast-to-market" drug delivery solutions.

END

Close

Company	Bespak PLC
TIDM	BPK
Headline	Notice of Results
Released	10:28 22-Jun-04
Number	0002A

Immediate Release 22 June 2004

Bespak plc

Notice of Preliminary Results

Bespak plc (LSE : BPK), an innovator in drug delivery devices, will announce its Preliminary Results for the year ended 1 May 2004 on Wednesday, 7 July 2004.

An analyst meeting will be held at 10.00 am and a press meeting will follow at 11.30 am on 7 July at the offices of Buchanan Communications, 107 Cheapside, EC2V 6DN.

For further information please call:

Tim Thompson, Mark Court, Mary-Jane Johnson
Buchanan Communications Tel: 020 7466 5000

END

Companies House
— for the record —

Company Name
BESPAK PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
406711

Information extracted from Companies House records on
27th August 2004

Section 1: Company details

Ref: 406711/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Blackhill Drive Featherstone Road Wolverton Mill South Milton Keynes Buckinghamshire MK12 5TS**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Capita Registrars** **The Registry 34 Beckenham Road Beckenham** **Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**At Registered Office**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code — Description** **3310 — Mfr medical, orthopaedic etc equip** **7415 — Holding companies incl head offices**	**SIC CODE — Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 406711

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir John Alexander Raymond CHISHOLM **Address** Batchworth Hill House London Road Rickmansworth Hertfordshire WD3 1JS **Date of birth** 27/08/1946 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Sir John Alexander Raymond CHISHOLM ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin Peter HOPCROFT **Address** 1 The Pastures Edlesborough Dunstable Bedfordshire LU6 2HL **Date of birth** 17/08/1960 **Nationality** British **Occupation** Finance Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Martin Peter HOPCROFT ceased to be director (if applicable) / /

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Mark Crandall THRODAHL	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 38 Carteret Road Allendale New Jersey 07401 Usa	Address
	Date of birth 30/03/1951	
	Nationality American	UK Postcode
Particulars of a new Director must be notified on form 288a.	**Occupation** Chief Executive	Date of birth __ / __ / ____
		Nationality
		Occupation
		Date of change __ / __ / ____
		Date Mark Crandall THRODAHL ceased to be director (if applicable) __ / __ / ____

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 27 / 09 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***20/9/2004***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **20th September 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: THE COMPANY SECRETARY

Telephone number *inc code*: 01908 526000

Address: BESPAK plc BLACKHILL DRIVE, FEATHERSTONE ROAD WOLVERTON MILL SOUTH MILTON KEYNES

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: MK12 5TS